Exhibit 99.2

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES STOCK OPTION GRANTS

EDMONTON, ALBERTA ‐‐ (May 31, 2010) ‐ Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB:TITAF) (the “Company”) announces today that, subject to regulatory approval, the Company intends to grant 1,350,000 stock options, in the aggregate, to directors, officers and consultants of the Company. The options will have an exercise price of $0.17, with vesting over an eighteen‐month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Philip Carrozza, President
pcarrozza@titantrading.com
(780) 438‐1239
www.titantrading.com